SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated June 8, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Global Electronic Health Record for Animals:
ISIS and CGI to build a one of a kind global specimen and collection information system

Toronto, Ontario, June 8, 2004 – the International Species Information System (ISIS), a global organization that serves the institutional, regional and global animal management and conservation goals of more than 600 zoos and aquariums from 70 countries around the world, has selected CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) to design, build and maintain a next generation data management system.

This seven-year, multi-million dollar information technology (IT) contract will facilitate the real-time collection and tracking of all data about animals cared for in zoos, aquariums and other related organizations globally. This new system, called the ISIS Zoological Information Management System (ZIMS), will include leading-edge web-based technologies, data warehousing and veterinary care tracking functionality, enabling real-time access to animal records and veterinary history from anywhere in the world.

Relying primarily on the worldwide pervasiveness of the Internet, ISIS will make this vital data available to zookeepers, researchers and others who are working to improve the welfare of animals. ZIMS will track over 1.65 million animals, 10,000 species, in 600 zoos and aquariums in 70 countries speaking over 40 languages.

Research and tracking possibilities from this pool of data include:

•	Disease tracking and management - including monitoring of new and emergent wildlife diseases in urban centers;
•	Increased understanding of animal genetics and biometrics will help lead to break through treatments to improve quality of life for animals and humans;
•	A single source of data on animal pedigrees will be a powerful resource for researchers managing genetic diversity and studying aging, reproduction, nutrition and genomics;
•	Enhance data management practices in industries with similar needs: live stock breeding, global regulatory bodies, tissue banks, and other biomedical support agencies;
•	Students and scholars will expand their knowledge of the natural world and the unique responsibilities of humans to sustain habitats and their natural inhabitants.

“The ISIS new ZIMS system, being constructed by CGI, will be a giant step forward in technology and in modernization of zoological “business” practices, helping zoos and aquariums improve animal care while they manage their important animal populations for conservation goals,” said Nate Flesness, executive director, ISIS.

Michael Roach, president and chief operating officer of CGI added: “We are very excited about this new client win as managing complex global projects with many different elements and partners is what we do well. I am very proud of our team and the way in which we have used creativity and flexibility to deliver a robust tool that has an extremely noble end use.”

About ISIS
ISIS is a Not-for-Profit international organization that delivers and supports the world’s most current, comprehensive and reliable source of information on animals and their environments for zoos, aquariums and related organizations to serve institutional, regional and global animal management and conservation goals.

It is the mission of ISIS to facilitate international collaboration in the collection and sharing of information on animals and their environments for zoos, aquariums and related organizations by:

•	Supporting, maintaining and ensuring the continuous development of comprehensive zoological software systems.
•	Providing services that are essential for members and prospective members to manage the animals in their care.
•	Serving as an independent, impartial body, which promotes the development of standards and practices that enhance the integrity and usefulness of data on animals and their environments.
•	Obtaining the highest possible participation in data collection and sharing for zoos, aquariums and related organizations worldwide.
•	Planning and managing the resources (human, financial and technological) needed to meet all of these goals.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at March 31, 2004, CGI’s order backlog was CDN$12.0 billion (US$9.1 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

ISIS
Nate Flesness, executive director
(952) 997-9500

CGI
Investor relations
Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: June 9, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary